EXHIBIT 99.1

Brookfield Announces Initial US$7 Billion Closing for Brookfield Global Transition Fund

Founding investment partners Ontario Teachers’ and Temasek make major commitments

Significant commitments also made by PSP Investments and IMCO

Brookfield Global Transition Fund is dedicated to accelerating the transition to a net-zero economy

Hard cap established at US$12.5 Billion

BROOKFIELD NEWS, July 27, 2021 -- Brookfield Asset Management (NYSE: BAM, TSX: BAM.A) (“Brookfield”) today announced an initial US$7 billion closing for the Brookfield Global Transition Fund (“BGTF” or the “Fund”), establishing BGTF as the largest fund focused on the global transition to a net-zero economy. The Fund will build on Brookfield’s leadership in renewable power and deep operating capabilities to scale clean energy and invest capital to catalyze the transformation of carbon-intensive businesses to achieve Paris-alignment.

The founding investment partners, Ontario Teachers’ Pension Plan Board (“Ontario Teachers’”) and Temasek, have both committed to achieving net zero by 2050 or sooner. To this end, included as part of this closing, Ontario Teachers’ and Temasek are committing significant capital in, as well as strategically investing alongside, the Fund.

PSP Investments (“PSP Investments”) and Investment Management Corporation of Ontario (“IMCO”) are also committing as meaningful initial investors in the Fund.

Brookfield’s partnership with these leading global investors, combined with Brookfield’s position as the Fund’s largest investor, reinforces the institutions’ collective dedication to responsible investing and the transition to a net-zero carbon economy. It also provides the Fund with size, scale and flexibility to target the largest and most attractive decarbonization-driven investment opportunities.

As a result of this initial capital, a hard cap of US$12.5 billion has been established. It is expected that a traditional first and second close, with additional capital from Brookfield’s diverse group of institutional investors, will occur over the balance of 2021.

Bruce Flatt, CEO of Brookfield said, “We are thrilled to have this group of strategic, like-minded partners investing alongside us in the Brookfield Global Transition Fund. We all believe that private capital has a critical role to play in addressing climate change. Our collaboration reflects our shared determination to mobilize the resources of the private sector in delivering the innovative and impactful solutions required to effect change. We look forward to working closely with these and other investors in the Fund to deliver a positive societal impact while generating attractive returns.”

Mark Carney, Brookfield Vice Chair and Head of Transition Investing, added, “Brookfield is committed to achieving net-zero by 2050 or sooner, and to accelerating the global net-zero transition. As the world increasingly focuses on sustainability, the required capital and investable opportunities are expanding faster than originally expected, creating an even greater opportunity for large-scale investments that address climate change and generate attractive returns. Through this Fund, we are pleased to partner with best-in-class institutions to commit the capital required to scale clean energy and catalyze companies onto Paris-aligned net-zero pathways.”

He continued, “Enabling the transition will require global reach, large-scale capital, and deep operating expertise in renewable energy and decarbonization. As a leader across these capabilities, we look forward to engaging with these and other investors to drive meaningful and measurable change to the benefit of their portfolios and our planet.”

Ziad Hindo, Chief Investment Officer of Ontario Teachers’ said, “By making a significant commitment to the Brookfield Global Transition Fund, we are investing our capital in a way that will benefit the environment and society while also earning attractive risk-adjusted returns to pay pensions. This investment is an example of how we can use our scale, engagement and influence to help accelerate the transition to a low-carbon economy and create a sustainable climate future. We are pleased to partner with Brookfield on this fund to strategically complement our own global infrastructure and climate-related investing activities and expertise.”

Steve Howard, Chief Sustainability Officer of Temasek added, “The global transition to net-zero emissions presents unique opportunities for investors seeking to deliver sustainable value over the long term. The partnership with Brookfield complements our strategy to invest in climate-aligned initiatives which we believe will be instrumental in accelerating carbon abatement and helping deliver on the Paris Agreement. We look forward to combining capabilities, experience, and catalytic capital to drive critical climate action at scale.”

About the Brookfield Global Transition Fund

The Brookfield Global Transition Fund, co-led by Mark Carney, Brookfield Vice Chair and Head of Transition Investing, and Connor Teskey, CEO of Brookfield Renewables, is Brookfield’s inaugural impact fund focusing on investments that accelerate the global transition to a net-zero carbon economy, while delivering strong risk-adjusted returns to investors. The Fund targets investment opportunities relating to reducing greenhouse gas emissions and energy consumption, as well as increasing low-carbon energy capacity and supporting sustainable solutions. Consistent with its dual objectives of earning strong risk-adjusted returns and generating a measurable positive environmental change, the Fund will report to investors on both its financial and environmental impact performance.

About Brookfield Asset Management

Brookfield Asset Management is a leading global alternative asset manager with over US$600 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors.

Brookfield’s renewable power business is a leader in decarbonization strategies, as one of the world’s largest investors, owners, and operators of renewable power with approximately $60 billion in assets under management, installed capacity of 21,000 megawatts and a 27,000 megawatt pipeline.

As a signatory to the Net Zero Asset Managers initiative, Brookfield is committed to the goal of achieving net-zero greenhouse gas emissions by 2050 or sooner—in line with the Paris Agreement—across all assets under management.

Brookfield Asset Management is listed on the New York and Toronto stock exchanges under the symbols BAM and BAM.A, respectively.

About Ontario Teachers’ Pension Plan Board

Ontario Teachers’ Pension Plan Board (Ontario Teachers’) is the administrator of Canada’s largest single-profession pension plan, with C$221.2 billion in net assets (all figures at December 31, 2020). It holds a diverse global portfolio of assets, approximately 80% of which is managed in-house, and has earned an annual total-fund net return of 9.6% since the plan’s founding in 1990. Ontario Teachers’ is an independent organization headquartered in Toronto. Its Asia-Pacific region offices are located in Hong Kong and Singapore, and its Europe, Middle East & Africa region office is in London. The defined-benefit plan, which is fully funded, invests and administers the pensions of the province of Ontario’s 331,000 active and retired teachers. For more information, visit otpp.com and follow us on Twitter @OtppInfo.

About Temasek

Temasek is an investment company with a net portfolio value of S$381 billion (US$283 billion) as at 31 March 2021. Our Temasek Charter defines our three roles as an Investor, Institution and Steward, and shapes our ethos to do well, do right, and do good. As a provider of catalytic capital, we seek to enable solutions to key global challenges. We deploy financial capital to stimulate innovation and growth; develop human capital to uplift capabilities and enhance potential; enable natural capital and foster sustainable solutions for the climate and a better living environment; and seed social capital to transform lives for a more inclusive and resilient world. Sustainability is at the core of all that we do. We actively seek sustainable solutions to address present and future challenges, as we capture investable opportunities to bring about a sustainable future for all. For more information on Temasek, please visit www.temasek.com.sg

About PSP Investments

The Public Sector Pension Investment Board (PSP Investments) is one of Canada’s largest pension investment managers with $204.5 billion of net assets under management as of March 31, 2021. It manages a diversified global portfolio composed of investments in public financial markets, private equity, real estate, infrastructure, natural resources and credit investments. Established in 1999, PSP Investments manages and invests amounts transferred to it by the Government of Canada for the pension plans of the federal Public Service, the Canadian Forces, the Royal Canadian Mounted Police and the Reserve Force. Headquartered in Ottawa, PSP Investments has its principal business office in Montréal and offices in New York, London and Hong Kong. For more information, visit investpsp.com or follow us on Twitter and LinkedIn.

About IMCO

The Investment Management Corporation of Ontario (IMCO) manages $73.3 billion of assets on behalf of its clients. IMCO’s mandate is to provide broader public sector institutions with investment management services, including portfolio construction advice, better access to a diverse range of asset classes and sophisticated risk management capabilities. IMCO is an independent organization, operating at arm’s length from government and guided by a highly experienced and professional Board of Directors. For more information on IMCO, please visit www.imcoinvest.com or follow us on Twitter and LinkedIn.

For more information, please contact:

Brookfield Media	Brookfield Investor Relations

Claire Holland	Cara Silverman
Tel: +1 437 991 2978	Tel: +1 416 649 8196
claire.holland@brookfield.com	cara.silverman@brookfield.com

Disclaimer

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